FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/30/2024

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing that Shareholders Approve all Resolutions on the Agenda of Ternium’s Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: April 30, 2024

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Shareholders Approve all Resolutions on the Agenda of Ternium’s Annual General Meeting

Luxembourg, April 30, 2024 – Ternium S.A. (NYSE: TX) announced that its annual general meeting of shareholders held on April 30, 2024, approved all resolutions on its agenda.

Among other resolutions adopted, the shareholders approved the Company’s financial statements for the year ended December 31, 2023, and the proposed annual dividend of $0.33 per share ($3.30 per ADS). The annual dividend includes the interim dividend of $0.11 per share ($1.10 per ADS) paid in November 2023. A net dividend of $0.22 per share ($2.20 per ADS) will be paid on May 8, 2024, to all shareholders of record as of May 3, 2024.

The annual general meeting resolved to maintain the number of directors at eight, approved the re-election of the eight current members of the board of directors, Mr. Roberto Bonatti, Mr. Carlos Alberto Condorelli, Mr. Vincent Robert Gilles Decalf, Ms. Gioia Ghezzi, Mr. Daniel Agustín Novegil, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca and Ms. Lorenza Martinez Trigueros. All board members will hold office until the meeting that will be convened to decide on the 2024 accounts. The meeting also re-appointed PricewaterhouseCoopers, Societé coopérative, Cabinet de révision agréé, as Ternium’s independent auditors for the fiscal year ending December 31, 2024.

The board of directors subsequently re-appointed Mr. Paolo Rocca as its chairman, Mr. Daniel Agustín Novegil as vice-chairman and Mr. Máximo Vedoya as Ternium’s chief executive officer. The board of directors also confirmed and re-appointed Mr. Vincent Robert Gilles Decalf, Ms. Gioia Ghezzi and Ms. Lorenza Martinez Trigueros as members of Ternium’s audit committee, with Mr. Decalf to continue to chair the committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

For a summary of the resolutions adopted at the meetings, please see the report on Form 6-K submitted to the U.S. Securities and Exchange Commission, available at www.sec.gov.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.